

December 17, 2021

Lei Huang
Co-Chief Executive Officer
TradeUP Global Corporation
437 Madison Avenue, 27th Floor
New York, New York 10022

> **Re: TradeUP Global Corporation**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed December 3, 2021**
> **File No. 333-260418**

Dear Mr. Huang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 18, 2021 letter.

Amendment No. 1 to Registration Statement on Form F-4

Cover Page

1. We note your response to prior comment 1. Please expand the disclosure on the prospectus cover page to describe the legal and operational risks associated with acquiring a company that does business in China. Your cover page disclosure should make clear whether these risks could result in a material change in your or the target company's post-combination operations and/or the value of your common stock or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your cover page disclosure should address how recent statements and regulatory actions by China's government, such as those related to data security or anti-monopoly concerns, has or may

impact the company's ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange.

Summary, page 20

2. We note your inclusion of a risk factor on page 88 in response to prior comment 5. In your prospectus summary, please also disclose each permission that SAI is required or may be required to obtain from Chinese authorities to operate and issue these securities to foreign investors. This section should also include disclosure as to whether SAI or its subsidiaries are covered by permissions requirements from the CSRC, CAC or any other entity, as well as any uncertainty regarding being subject to such requirements. State affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

3. Please revise to include a discussion of the amendments adopted by the SEC to finalize rules relating to the Holding Foreign Companies Accountable Act.

SAITECH Limited - Dividends and Distributions, page 21

4. Please revise to disclose SAI's capital contribution to Sustainable, which is described on the prospectus cover page.

Summary of Risk Factors, page 40

5. Please revise your summary of risk factors to specifically acknowledge risks that any actions by the Chinese government to exert more oversight and control over foreign investment in companies with substantial operations in China could significantly limit or completely hinder its ability to offer or continue to offer securities to investors and cause the value of such securities to "significantly decline or be worthless." In addition, please include a risk factor on these same risks.

Proposal 1 - The Business Combination Proposal
Unaudited Projected Financial Information of SAI, page 140

6. We note your responses to prior comments 18 and 19 regarding your financial projections. Please revise to provide greater specificity concerning the assumptions about growth rates and financial projections through 2026, including explaining how the assumptions relate to the projected financial information. Also, disclose any specific factors or contingencies that might prevent such growth from ultimately materializing.

7. We note that your response to comment 20 acknowledges the company's obligations under Item 10(b)(3)(iii) of Regulation S-K. To avoid confusion, please revise your disclosure of the disclaimer on page 140. Such disclosure appears inconsistent with your response in that it disclaims any obligation to update, revise, or reconcile the projections even in the event that any or all of the assumptions underlying the projections are shown to be in error.

Permitted Purchases of Our Securities, page 182

8. We note your response to comment 27, but are unable to agree with your conclusion that purchases of Class A shares by the Sponsor, directors, officers, or any of their affiliates in privately negotiated transactions or in the open market before completion of the business combination would be permissible under Rule 14e-5 of the Exchange Act. Notwithstanding your representation that such purchases may be made "other than in a tender offer," these purchases would take place during TradeUP's offer to redeem, whereby public shareholders may redeem their Class A ordinary shares. Please revise or advise.

SAI's Business
Business Overview, page 202

9. We note your response to prior comment 29. Please revise to provide greater specificity as to the factual basis for the claims in your Forms 425 regarding your ESG initiatives and commitment to carbon neutrality.

TradeUP Global Corporation
Notes to Condensed Financial Statements
Note 10 - Revision of Prior Period Financial Statement, page F-34

10. We note your conclusion pursuant to FASB ASC Topic 250, Accounting Changes and Error Corrections and SEC Staff Accounting Bulletin 99, "Materiality" ("SAB 99") that the erroneous misclassification of redeemable shares in permanent equity was not material. Please make clear what factors you considered to overcome the quantitatively material error in the shareholders' equity/ deficit of the financial statements. So that we may better understand your rationale, please provide us your materiality analysis.

SAI Tech
Notes to Unaudited Condensed Consolidated Financial Statements
8. Redeemable Preferred Shares, page F-78

11. We reissue prior comment 34. For greater transparency, please disclose the total number of preferred shares authorized for issuance and provide a roll-forward depicting changes in the number of redeemable preferred shares issued for each interim period presented. Further disclose the nature of changes in the corresponding dollar amounts reported.

12. We note your response to comment 35. In classifying the warrant agreement as mezzanine equity, tell us how the warrant may be deemed indexed to the company's stock, notwithstanding that the warrant's exercise price is denominated in a currency (US Dollar) which is other than your functional currency (RMB). Refer to ASC 815-40-15-7I and the implementation guidance for that Sub-topic in paragraphs 55-36 and 55-44.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: David C. Buck